Performance Shipping Inc.
Pendelis 18
175 64 Palaio Faliro
Athens, Greece

April 21, 2020
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Re:	Performance Shipping Inc. Registration Statement on Form F-3 (No. 333-237637)
Ladies and Gentlemen:
The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement, filed with the United States Securities and Exchange Commission on Form F-3 on April 10, 2020 and amended on April 17, 2020, be accelerated so that it will be made effective at 4:00 p.m. Eastern Daylight Time on April 23, 2020, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Edward S. Horton at (212) 574-1265 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

PERFORMANCE SHIPPING INC.

By:	/s/ Andreas Michalopoulos
Name: Andreas Michalopoulos
Title: Chief Financial Officer